EXHIBIT 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Nine Months Ended
	(in thousands)					September 30,
	2003	2004	2005	2006	2007	2008
Net income (loss) before income taxes	$(166,121)	$(164,364)	$(103,595)	$(74,166)	$(86,881)	$(130,515)
Fixed charges	12,399	19,450	17,426	19,362	25,553	19,830
Total earnings and fixed charges	(153,722)	(144,914)	(86,169)	(54,804)	(61,328)	(110,685)

Fixed charges	12,399	19,450	17,426	19,362	25,553	19,830
Ratio of earnings to fixed charges(1)(2)	NM	NM	NM	NM	NM	NM

(1)                        The ratio of earnings to fixed charges is computed by dividing loss before taxes plus fixed charges by fixed charges. Fixed charges consist of interest expense (including interest expense from capital leases) and the estimated portion of rental expense deemed by us to be representative of the interest factor of rental payments under operating leases, plus amortization of debt issuance expenses. Earnings were insufficient to cover fixed charges by $166.1 million, $164.4 million, $103.6 million, $74.2 million and $86.9 million for the years ended December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and $130.5 million for the nine month period ended September 30, 2008.

(2)                        NM—Not meaningful.